UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69314 / April 5, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15167

In the Matter of **China North East Petroleum Holdings Limited,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

      The Securities and Exchange Commission (the "Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by China North East Petroleum Holdings Limited ("CNEP" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 8, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

      Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

      On the basis of this Order and Respondent's Offer, the Commission finds that:

      1.   CNEP (CIK No. 0000787251), a Nevada corporation with principal executive offices located in New York. CNEP's common stock was registered with the Commission pursuant to Section 12(b) of the Exchange Act and was listed on the NYSE MKT, LLC ("NYSE"). On July 6, 2012, the NYSE filed a Form 25 delisting the common stock effective on July 16, 2012, and deregistering the common stock from Section 12(b) effective on October 4,

2012. Upon deregistration from Section 12(b), the common stock reverted to its previous registration pursuant to Section 12(g) of the Exchange Act. As of January 7, 2013, CNEP securities were quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. at 19 cents per share, had four market makers, and were not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   CNEP has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2011.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary